Multimedia Games Holding Company, Inc.
206 Wild Basin Rd, Bldg B
Austin, Texas 78746

February 5, 2013

Via EDGAR Filing

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
450 Fifth Street, N.W.
Washington, DC 20549-3561

Re:	Multimedia Games Holding Company, Inc.
Form 10-K for the fiscal year ended September 30, 2012
Filed November 15, 2012
File No. 0-28318

Dear Ms. Cvrkel:

This letter provides the response of Multimedia Games Holding Company, Inc. (the “Company”) to the comments in your letter dated January 24, 2013 concerning the Company's Form 10-K for the fiscal year ended September 30, 2012 filed on November 15, 2012 (the “Form 10-K”). For your convenience, we have restated your comments in full in italics and have included our response below each comment.
Form 10-K for the fiscal year ended September 30, 2012

Item 1. Business, page 4

General, page 4

1.
We note that your participation revenues constitute a majority of your total revenues and appear to be derived from a combination of participation agreements and development and placement fee agreements. We also note that you only describe these agreements in general terms. Please expand your disclosure in future filings to describe all of the material terms of your participation agreements and development and placement fee agreements in order to provide a more complete discussion of how your primary revenue stream is generated. For example, please discuss on an aggregate basis the lengths of the agreements, the range of revenue percentages to which you are entitled, the fixed fee terms, the number and magnitude of each type of agreement and any other terms material to an understanding of how these agreements operate. Please also discuss the specific terms of any agreement or group of related agreements that you entered into during the most recently completed fiscal year or that are otherwise material to your business. In addition, if any material portion of these agreements is set to expire in the near future, please discuss and quantify the potential impact on your operation.

The Company acknowledges the staff's comment and has updated the disclosure of the Company's participation arrangements, including development and placement fee agreements, in Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations within the Company's Quarterly Report on Form 10-Q filed on January 30, 2013 as follows:

		Participation
		Revenue	% of Total	Participation	Expiration
	Units	(In thousands)	Revenue	Fees Ranges	Ranges
As of December 31, 2012
Development Agreements	4,855	$9,951	22.5%	20% to 30%	Mar. 2015 to Oct. 2018
Placement Agreements	1,007	1,332	3.0%	20%	Apr. 2014 to Dec. 2017
Participation Arrangements	5,346	14,880	33.6%	10% to 30%	N/A
Total	11,208	$26,163

As of December 31, 2011
Development Agreements	4,816	$10,340	29.7%	20% to 30%	Mar. 2015 to Oct. 2018
Placement Agreements	913	1,355	3.9%	20%	Apr. 2014 to Dec. 2017
Participation Arrangements	6,130	9,971	28.7%	10% to 30%	N/A
Total	11,859	$21,666

All of these agreements or arrangements provide the Company with the ability to place player terminals on a customer's casino floor, generally for some contracted period of time, for either a share of the revenues that these terminals and systems generate or for a fixed daily lease fee. The Company defines development agreements as those arrangements in which funds are provided to a casino operator to be used for the construction of a new facility or the renovation of an existing facility that are contracted to be refunded to the Company, generally in monthly installments. Placement fee agreements, however, provide similar funding to the customer but are generally not designated for a particular purpose and are not refunded to the Company. Participation arrangements are less formal arrangements that allow for product to be placed on a customer's floor, but do not have a designated term which provides both the customer and the Company the flexibility to make changes to the number of player terminals placed in the casino.
In future filings, the Company will continue to make equivalent disclosure.
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 33

2.
We note from the disclosure in the last paragraph on page 33 that the terms of your credit agreement restrict the payment of dividends. Please revise the notes to your financial statements to disclose the nature and terms of the restrictions on payment of dividends imposed by the terms of your credit agreement. Refer to the disclosure requirements outlined in Rule 4-08(e) of Regulation S-X.

The Company acknowledges the staff's comment and will revise the disclosure in the notes to the Company's financial statements and within Management's Discussion and Analysis as follows:
Our Credit Agreement contains a Restricted Payments covenant that restricts the Company's ability to declare or make any distributions, dividend, payment or other distribution on account of our equity interests, subject to certain exceptions, including the payment of cash dividends, so long as pro forma for the payment of such dividends we are in compliance with the Credit Agreement's total leverage ratio and fixed charge coverage ratio financial covenants and no default or Event of Default has occurred and is continuing or would result in connection with such dividend.

Financial Statements, page 60
Consolidated Statements of Cash Flows, page 66

3.
We note the presentation in the statement of cash flows of the line item "transfer of leased gaming equipment to inventory" as a component of cash flows from investing activities. As it appears that such transfers would be a non-cash activity, please revise to eliminate such transfers from your cash flow investing activities. However, such transfers should be included in your supplemental disclosure of non-cash investing and financial activities. Refer to the guidance outlined in ASC 230-10-50.

The Company acknowledges the staff's comment and respectfully concurs that "transfer of leased gaming equipment to inventory" is a non-cash activity. As such, the Company disclosed this activity as a supplemental non-cash investing and financial activity in the Company's Quarterly Report on Form 10-Q filed on January 30, 2013, and will continue to do so in future filings.

Notes to Consolidated Financial Statements, page 67
2. Significant Accounting Policies, page 67
Revenue Recognition, page 67

4.
We note that appropriate revenue recognition guidance is followed in accordance with ASC 605 and 985 regarding your gaming devices and software. We further note from page 42 that gaming equipment sales typically include ancillary equipment necessary for the full functionality of the player terminals in a casino. Given that the ancillary equipment and software appear essential for the full functionality of the products delivered, it would appear as though revenue recognition would be deferred until all essential elements necessary for the full functionality of the product have been delivered. In this regard, it is unclear at what point you are recognizing revenue for the ancillary equipment and software given your discussion of multiple element arrangements. Please tell us, and revise to clarify, what products, services, or software you are able to account for as a separate deliverable and recognize revenue prior to the gaming device being delivered. Your response should specifically address if such elements have stand-alone value to the customer and discuss if such elements are essential to the functionality of the gaming device. We may have further comment upon receipt of your response.

The Company acknowledges the staff's comment. The Company does not recognize revenue prior to its gaming devices being shipped or delivered, whether for ancillary equipment or other deliverables. Certain ancillary equipment is shipped with the player terminals, as part of an install kit. The install kit includes both essential items for the full functionality of the products delivered, such as networking gear, as well as nonessential items such as bases, chairs, and, occasionally, signage.

The Company also analyzes deliverables with stand-alone value to the customer for all significant transactions, but as with ancillary equipment, does not recognize revenue prior to the gaming devices being shipped or delivered. Such deliverables include both essential items for the full functionality of the deliverables such as as game theme software, training, and installation, as well as nonessential items such as freight.

The "Gaming Equipment and Systems Sales - Player Terminal and Equipment Sales" section within Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations has been updated in the Company's Quarterly Report on Form 10-Q filed on January 30, 2013 as follows:

Player terminal and equipment sales were $10.6 million in the three months ended December 31, 2012, and $7.8 million in the three months ended December 31, 2011, an increase of $2.7 million or 34.6%. Player terminal sales in the three months ended December 31, 2012 were $9.4 million on the sale of 644 proprietary units, compared to sales of $6.1 million on the sale of 408 proprietary units in the three months ended December 31, 2011. The player terminal and equipment sales increase is attributable to continued growth in new markets and continued penetration into existing markets, including the sale of 150 units into a new casino in Louisiana. Generally, player terminal sales include ancillary equipment, such as networking gear, bases, chairs, and occasionally signage, some of which may be necessary for the full functionality of the player terminals in a casino. This ancillary equipment comprises an install kit which is shipped simultaneously with the player terminals. Gaming equipment sales were $680,000 in the three months ended December 31, 2012 compared to $1.3 million in the three months ended December 31, 2011.  Player terminal and equipment sales also include $496,000 and $449,000 related to deferred revenue recognized during the three months ended December 31, 2012 and the three months ended December 31, 2011, respectively, due to final execution of deliverables or mutual agreement to changes in contract terms.

In future filings, the Company will continue to make equivalent disclosure.

8. Value Added Tax Receivable, page 78

5.
We note the disclosure indicating that the majority of your VAT receivable relates to equipment shipments that occurred during 2006 and 2007. We further note that as a result of the rulings from the Mexican taxing authority challenging certain transactions resulting in a VAT receivable, the full amount of the assessment of $401,000 has been reserved. Given that the majority of the remaining receivables at September 30, 2012 of $3.5 million relates to equipment shipments that occurred over five years ago, please tell us why you believe these amounts are collectible. Your response should discuss why the receivables have not yet been received, the process for receiving amounts due from the Mexican authority, and whether amounts for more recent years have been processed and received without challenges by the authority. We may have further comment upon receipt of your response.

The Company acknowledges the staff's comment and believes that the following chronology of events provides a helpful background:
2006 - The Company, through its subsidiary, Multimedia Games de Mexico 1, S. de R.L. de C.V., began operations in Mexico with approximately 600 units installed by September 30, 2006. All units in Mexico were installed under a participation arrangement with one primary customer.

2007 - The bulk of shipments, totaling approximately 5,500 units, occurred.  The Value Added Tax (“VAT”) receivable grew upon these imports, but the Company expected future revenue, which would create a VAT payable that would increase at a rate that would offset the VAT receivable.

2008 - The last of the large shipments occurred.  The Company continued to expect the VAT payable to increase due to future revenues, which would offset the VAT receivable.  The Company's primary customer initially paid very slowly during fiscal years 2006 and 2007, but began paying outstanding accounts receivable balances during fiscal year 2008, which created a VAT payable.  In accordance with Mexican law, the Company used the VAT receivable balance to offset the VAT payable balance when the payable was due.

2009 - The Company began seeking a refund of the VAT receivable after determining that revenue from the Mexican operations would not be significant enough to recoup the balance through the normal course of business.  The Company believes the refund request filings prompted a VAT audit of the 2006 to 2008 fiscal years from the Mexican taxing authorities.

2010 and 2011 - The results of the audit were revealed by the Mexican taxing authorities.  Approximately USD $400,000 of VAT receivable from fiscal years 2006 and 2007 was contested, with some months having no contested balances and other months containing one or more contested balances. The Company fully reserved for the $400,000 contested balance and then engaged a law firm in Mexico to assist the Company with the VAT refund process and to respond to and engage the taxing authority on behalf of the Company. Under the counsel's guidance, the Company filed refund requests for all months from the 2006, 2007, and 2008 fiscal years in which there were no contested balances. Between July 2010 and March 2011, the Company collected VAT receivable of approximately $3.6 million for those uncontested months. Legal counsel suggested that the Company wait to file refund requests for any months with contested balances until all of the previous refund requests were collected.

2012 - Throughout fiscal 2012, the Company compiled and organized all pertinent and required data to prepare and file the refund requests for the contested months. The refund requests were then reviewed by legal counsel and changes were made and/or additional information was requested. In August 2012, the Company's refund requests were filed for the remaining $2.3 million, which represents the majority of the net balance recorded as an asset in the Company's December 31, 2012 financial statements.

2013 - In December 2012, the Mexican taxing authority requested additional information pertaining to the 2012 submission, all of which had already been provided. This same documentation was provided again in January 2013.

Therefore, the Company continues to believe that the VAT receivable is collectible and that all proper documentation has been submitted to the Mexican taxing authorities. The VAT receivable note has been updated in the Company's Quarterly Report on Form 10-Q filed on January 30, 2013 as follows:
The Company's value added tax (VAT) receivable is a receivable from the Mexican taxing authority primarily related to a value added tax levied on product shipments originating outside of Mexico.  At December 31, 2012 and September 30, 2012, the Company’s VAT receivable was $2.7 million and $3.5 million, respectively.  The majority of the VAT receivable relates to equipment shipments that occurred in 2006 and 2007.
During initial operations within Mexico, the Company assumed that it would generate substantial future revenues, thus accumulating VAT payables within the country to offset against the initial and future VAT receivable balances. However, in 2009 the Company made the determination that such revenue generation would not occur at the levels necessary to offset its VAT receivable balances. Therefore, the Company proceeded to file initial refund requests for the 2006 and 2007 VAT receivable balances. This initial refund request spawned an audit by the Mexican taxing authorities and in 2010 the Company received rulings indicating that the Mexican taxing authority had challenged the registration of certain of the Company's transactions that generated a VAT receivable of approximately $397,000, all of which has been fully reserved.  Although the Company has fully reserved for the contested amounts, it has formally challenged these rulings, and continues to believe it has the necessary evidence for a reasonable defense.
The audit results also revealed that certain months contained no contested balances, while other months contained one or more contested balances. In 2010 and 2011 the Company formally requested refunds for all months in which no contested balances arose from the audit, resulting in the receipt of approximately $3.6 million in refunds from those uncontested months. The Company's legal counsel suggested the Company wait to file on any portion of the contested months, until amounts were received from the uncontested months. In August, 2012 the Company filed refund requests in the amount of $2.3 million for the remaining uncontested portions of 2006 and 2007. In November 2012, the Mexican taxing authority requested additional documentation which was supplied to them in December 2012. As of December 31, 2012 the Mexican taxing authority has given the Company no indication that the outstanding refund requests will be contested.

See the Notes to Condensed Consolidated Financial Statements; Note 11, "Termination of Mexico Operations" and Note 14, "Commitments and Contingencies."

9. Accounts Payable and Accrued Liabilities, page 78

6.
We note from the last paragraph on page 78 of the $2.8 million reserved for Mexican tax issues, $1.6 million relates to income taxes. Please revise to clarify the nature of the $1.2 million that is not related to income taxes. In addition, please tell us and revise to disclose, the amount of taxes assessed and the progress in the courts considering that the Mexican authorities reaffirmed their ruling in the fourth quarter of fiscal 2012.

The Company acknowledges the staff's comment. The $1.2 million relates to additional value added taxes assessed by the Mexican taxing authority, employee profit sharing and surcharges and penalties on those amounts. In order to properly account for the various components of the assessment, the Company accrued the $1.6 million related to income as part of an uncertain tax position and the $1.2 million as part of its general accruals.

The Accounts Payable and Accrued Liabilities note has been updated in the Company's Quarterly Report on Form 10-Q filed on January 30, 2013 as follows:
During the fourth fiscal quarter of 2012, in response to appeals by the Company's Mexican subsidiary to the Federal Court of Mexico, the Company's Mexican subsidiary received additional rulings with respect to its outstanding federal tax audits for the tax years ending December 31, 2006 and 2007. These additional rulings confirmed the Mexico taxing authorities' original position with respect to the use of additional evidence and other documents by the Company to support the Company's claims. Based on these rulings, the Company believes that it is likely that the Mexico taxing authorities will be successful in assessing the Company an amount for these audits.

Although the Company continues to defend this matter, it has established a $2.8 million reserve based on its best estimates of a potential final assessment. The Company has filed an appeal with the Federal Court of Mexico challenging these recent decisions. Specifically, on November 14, 2012, the Company filed an appeal with the Federal Court challenging the decision issued on October 9, 2012 for the 2006 tax year, and on October 31, 2012, the Company filed an appeal with the Federal Court challenging the decision issued on September 19, 2012 for the 2007 tax year. The total reserve recorded includes both income and non-income based taxes. For the three months ended December 31, 2012 and September 30, 2012, an estimated $1.6 million is associated with income based taxes, including related penalties and interest, and therefore has been accounted for as an uncertain tax position in accordance with ASC 740. The remaining $1.2 million is related to VAT and other taxes and fees assessed by the Mexican taxing authority caused by the underlying discrepancy in the calculated income, including related estimated interest and penalties.

13. Income Taxes, page 81

7.	Please revise to disclose the domestic and foreign components of your pre-tax earnings or losses. Refer to the disclosure requirements outlined in Rule 4-08(h) of Regulation S-X.
The Company acknowledges the staff's comment and will revise the income tax disclosure in all future annual filings to reflect the domestic and foreign components of the Company's pre-tax earnings(loss) as follows:

Income before income taxes consisted of (in thousands):

	Year Ended
	September 30, 2012	September 30, 2011	September 30, 2010
United States	26,918	5,445	(11,062)
Non-U.S.	(1,621)	934	(702)
	$25,297	$6,379	$(11,764)

15. Stockholders' Equity, page 85

8.
Please revise Note 15 to also disclose the aggregate intrinsic value and average remaining contractual term of stock options outstanding that are fully vested or expected to vest as of the latest balance sheet date presented in the financial statements. Refer to the disclosure requirements outlined in ASC 718-10.

The Company acknowledges the staff's comment and will revise future annual filings to disclose the aggregate intrinsic value and average remaining contractual term of stock options outstanding that are fully vested or expected to vest as to the latest balance sheet date presented in the financial statements.

Signatures, page 93

9.
We note that you have included the signature of your principal accounting officer in the section of the signature page to be signed by the registrant, rather than on behalf of the registrant. In future filings please include the signature of your principal accounting officer along with the signatures of the other individuals who sign on behalf of the registrant. Refer to General Instruction D to Form 10-K.

The Company acknowledges the staff's comment and will revise future filings to include the signature of the Company's principal accounting officer along with the signatures of the other individuals who sign on behalf of the registrant.

****
Multimedia Games Holding Company, Inc. acknowledges that:

•	Multimedia Games Holding Company, Inc. is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Multimedia Games Holding Company, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact the Company's counsel, Keith Halverstam of Latham & Watkins LLP, at (212) 906-1761.

Very truly yours,

/s/ Adam Chibib
______________________
Adam Chibib
Chief Financial Officer
(Authorized Officer and Principal Financial Officer)

/s/ Kevin W. Mischnick
______________________
Kevin W. Mischnick
Vice President - Finance
(Principal Accounting Officer)

cc:    Todd F. McTavish, Esq., General Counsel and Corporate Secretary of Multimedia Games Holding
Company, Inc.
Keith Halverstam, Esq., Latham & Watkins LLP
Carlos Ancira, BDO USA, LLP